Video River Networks, Inc.

370 Amapola Ave, #200A

Torrance, CA 90501

November 3, 2020

            Re:      Video River Networks, Inc.

Amendment No. 2 to Form 10-12G

Filed September 10, 2020

File No. 000-30786

To whom it may concern:

Please see the answer to your comments below.

Amendment No. 3 to Form 10-12/G filed 10/13/2020

Results of Operations

Years ended December 31, 2018 and 2019 and the 6 Month periods ended June 30, 2019 and 2020, page 48

1.      Please revise your table on page 49 summarizing your results of operations for the twelve months ended December 31, 2018 and 2019 and the six month periods (unaudited) ended June 30, 2019 and 2020 to reflect the income statement line amounts consistent with the amounts reflected in your respective consolidated statements of operations. Additionally, if you plan to provide percentage amounts along with the financial amounts, please recalculate amounts appropriately.

This section has been revised and updated.

Real Estate Properties Owned, page 50

2.      We note your response to comment 6. Please revise your Real Estate Properties Owned discussion, on page 50, to update the discussion through the interim period ended June 30, 2020.

This has been revised and updated

Financial Condition, Liquidity and Capital Resources, page 52

3.      We note that financial information in this section, including changes in cash flows and changes in notes payable and stockholders' deficit for the periods ending June 30, 2020 and 2019, is not consistent to the financial information as presented in your financial  statements for the respective periods. Please revise to ensure consistent financial information throughout your filing.

This has been revised and updated.

Please contact me at videorivernet@gmail.com with further inquiries.

Thank you.

Sincerely,

/s/ Frank I Igwealor

Frank I Igwealor

President and Chief Executive Officer

Video River Networks, Inc.

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